April 15, 2025

Liat Zalts
Chief Financial Officer
Pluri Inc.
Matam Advanced Technology Park
Building No. 5
Haifa, Israel, 3508409

        Re: Pluri Inc.
            Preliminary Proxy Statement on Schedule 14A
            Response dated April 3, 2025
            File No. 001-31392
Dear Liat Zalts:

       We have reviewed your April 3, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our April 1,
2025 letter.

Preliminary Proxy Statement on Schedule 14A
Proposal No. 6 - Private Placement Proposal, page 14

1. We note your response to prior comments 1 and 3 and based on your specific facts and circumstances do not concur in your analysis regarding the applicability of Note
       A. Please revise your disclosure to include the remaining information required pursuant to Note A of Schedule 14A, including the information set forth in Items 11,
       13, and 14 of Schedule 14A.
 April 15, 2025
Page 2

      Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-
3635 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Ron Ben-Bassat, Esq.